FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated March 3, 2016

TRANSLATION
Autonomous City of Buenos Aires, March 3, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Merger of YPF S.A. with YPF Inversora Energética S.A. and Gas Argentino S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that the Board of Directors of  YPF S.A., at its meeting on March 3, 2016, approved the merger of YPF S.A. ("YPF") with YPF Inversora Energética S.A. ("YPFIESA") and Gas Argentino S.A. ("GASA"), whereby YPFIESA and GASA will be dissolved without liquidation. It also approved the acts necessary to implement this corporate reorganization, with effect from January 1, 2016.

On the same date, YPF, as the acquiring company, and YPFIESA and GASA, as the merged companies, signed a preliminary merger agreement, by which YPF agreed to acquire YPFIESA and GASA, with retroactive effect from January 1, 2016. This was done on the basis of the annual financial statements of each of the companies as of December 31, 2015, to be used as special merger balance sheets, and the special merger consolidated balance sheet as of the same date. Because YPF directly owns 100% of the shares of YPFIESA and indirectly owns 100% of the shares of GASA, YPF's capital will not be increased, new shares of the company will not be issued and there will be no exchanges as a result of the merger.

The aforementioned merger must be submitted for consideration and approval to the respective Extraordinary General Shareholders' Meetings of the respective companies and is subject to compliance with the relevant legal procedures and the obtaining of regulatory approvals.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 7, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer